Exhibit 99.7

PRIVATE AND CONFIDENTIAL

Exclusivity Agreement

This Exclusivity Agreement, dated as of January 19, 2024 (this “Agreement”), is made by and between Astra Space, Inc., a Delaware corporation (“Astra” or the “Company”), and Chris Kemp (“Kemp”) and Dr. Adam London (“London” and together with Kemp, the “Potential Acquirors” and the Potential Acquirors and the Company, together, the “parties” and each a “party”).

Reference is made to that certain letter, dated January 16, 2024 (the “Letter”), addressed to the Special Committee of the Board of Directors (the “Special Committee”) of the Company, pursuant to which Kemp and London submitted a non-binding indication of interest concerning the potential acquisition (the “Proposal”) of 100% of the outstanding share capital of the Company. Capitalized terms used but not otherwise defined shall have the meanings given to them in the Letter.

In consideration of the parties’ willingness to incur time and expenses in negotiating and executing documentation with respect to the Proposal, and in consideration of the funding contemplated by the Letter, the parties hereby agree as follows:

1.

Exclusivity Period. The parties will enter into exclusive negotiations with one another in connection with the transaction, such exclusive negotiations to extend for a period of time (the “Initial Exclusivity Period”) beginning on January 19, 2024 and ending at 11:59 p.m., New York time on January 26, 2024; provided, however, that in the event the Company obtains aggregate financing in an amount of at least $6,000,000 following January 15, 2024 and prior to the end of the Initial Exclusivity Period, such Initial Exclusivity Period shall be automatically extended through to 11:59 p.m., New York time on February 2, 2024 (the “Extended Exclusivity Period”); provided, further, that in the event the Company obtains aggregate financing in an amount of at least $7,600,000 following January 15, 2024 and prior to the end of the Extended Exclusivity Period, such Extended Exclusivity Period shall be automatically extended through to 11:59 p.m., New York time on February 9, 2024 (such extension, together with the Initial Exclusivity Period and the Extended Exclusivity Period, the “Exclusivity Period”).

2.

Conduct. During the Exclusivity Period, the Company agrees that it shall not, nor shall it permit any of its affiliates to, nor shall it authorize or permit any officer, director, senior executive employee, accountant, counsel, investment banker, financial advisor or other representative of the Company or any of its affiliates or any affiliate of any such Person (collectively, “Representatives”) to, directly or indirectly, solicit, initiate, seek or encourage (including by way of furnishing information or engaging in discussions) or knowingly take any other action or direct any other Person to take any action to facilitate any inquiries or the making of any offer or proposal which constitutes or could reasonably be expected to lead to an Alternative Proposal (as defined below) from any Person or engage in any discussions or negotiations relating thereto or accept any Alternative Proposal. The Company shall immediately terminate and suspend (or cause to be terminated and suspended) any ongoing discussions or negotiations with any Person, other than the Potential Acquirors, conducted heretofore by it, or any of its affiliates or any of the Representatives with respect to any Alternative Proposal or which reasonably could be expected to lead to an Alternative Proposal. The Company will promptly notify the Potential Acquirors regarding any unsolicited Alternative Proposal that would trigger or could reasonably be believed to trigger the Company’s right to terminate this Agreement under Section 6 hereof.

For purposes hereof, “Alternative Proposal” means (i) any proposal or offer from any Person other than Potential Acquirors and their affiliates relating to the direct or indirect acquisition of the Company or a material portion of the assets of the Company (other than non-exclusive sales or licenses in the ordinary course of business of the Company), by way of merger or other business combination, recapitalization, tender or exchange offer, sale of stock or other equity securities, sale of assets, exclusive license or otherwise or (ii) any restructuring, recapitalization, insolvency or bankruptcy filing or similar transaction outside of the ordinary course. “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”)).

Nothing in this Section 2 prohibits the Company or the Special Committee (defined below) from any discussions or negotiations with any holder of the Company’s convertible notes, including JMCM Holdings LLC, SherpaVentures Fund II, LP and their respective affiliates and representatives (other than with respect to a liquidation or dissolution or the adoption of a plan of liquidation or dissolution).

3.	Other Agreements.

a.

During the Exclusivity Period, the Company shall use its available cash in the ordinary course, consistent with the Company’s financial forecast attached hereto as Exhibit A. Notwithstanding the foregoing, the Company may set aside up to $3,000,000 of its available cash in a separate Company account with Silicon Valley Bank (the “Segregated Account”) solely for the purposes of securing (a) payroll, payroll tax and related employee payroll obligations (including vacation pay, sick leave and similar items), (b) the payment of the premium owed under the Company’s existing directors and officers insurance policy through April 30, 2024, as and when such premium obligations are due; for the avoidance of doubt, any directors and officers insurance policy premiums that become due during the Exclusivity Period must be paid from the Segregated Account, and (c) a limited contingency not to exceed $500,000 to allow the Company to prepare for and make a Chapter 7 bankruptcy filing. The Company may only use the funds in the Segregated Account for the limited purposes set forth in this Section 3a and may only access such funds if authorized by the Special Committee and either (A) the Exclusivity Period has expired or this Agreement has been terminated in accordance with its terms or (B) the Company’s cash on its balance sheet (including the Segregated Account) is less than the Reserve Amount, provided that the restrictions above shall not apply to payments related to D&O insurance policy premiums. For purposes of this Agreement, “Reserve Amount” shall mean the difference of (i) $3,250,000 and (ii) the sum of all amounts paid during the Exclusivity Period with respect to (x) D&O insurance policy premiums, (y) Houlihan Lokey and (z) Riveron. The Company acknowledges and agrees that the Segregated Account will terminate contemporaneously with a closing of a transaction set forth in a Definitive Agreement.

b.

The Potential Acquirors acknowledge that, from the date hereof through the closing of a transaction set forth in a Definitive Agreement, that the Special Committee will continue to engage the services of Freshfields Bruckhaus Deringer, Riveron (provided that fees to Riveron shall not exceed $50,000 per week and Riveron’s services shall be limited to those specifically requested in writing by the Special Committee and noticed to the Potential Acquirors) and Houlihan Lokey as its advisors.

4.

Affiliates and Representatives. The Company shall instruct each of its affiliates and Representatives who are likely to become aware of any transaction related to the Company to observe the terms of this Agreement. Without limitation by the foregoing, it is understood that any violation of the restrictions set forth in this Agreement by any such affiliate or Representative, whether or not such individual or entity is purporting to act on behalf of the Company, any of its affiliates or otherwise, shall be deemed to be a breach of this Agreement by the Company.

5.

No Binding Agreement. Neither party shall have any obligation to enter into any agreement with respect to the Proposal or a potential transaction, nor shall either party have any obligation to complete the transaction until such time as they, each in their sole and absolute discretion, enter into a definitive agreement with respect to the transaction (a “Definitive Agreement”), and then only subject to the terms of such Definitive Agreement. Neither party shall have any duty (express or implied) to negotiate, reach or conclude any legally binding obligation, Definitive Agreement or otherwise or to enter into a Definitive Agreement. No prior or subsequent conduct or action by either party or their respective representatives, whether written, oral or otherwise and whether in furtherance of the transaction or otherwise, shall abrogate the foregoing disclaimers of intent to be bound or create any binding obligations with respect to the transaction, except the entry into a Definitive Agreement.

6.

Termination. This Agreement shall terminate upon the expiration of the Exclusivity Period; provided that the Company may terminate this Agreement if, during the Exclusivity Period, (x) (a) it receives an unsolicited Alternative Proposal that the Company’s Special Committee determines in good faith is (i) reasonably likely to be consummated in accordance with its terms, and (ii) if consummated, more favorable to the Company than the transactions contemplated by this Agreement (any Alternative Proposal that meets the criteria set forth in clauses (i) and (ii), a “Superior Proposal”), (b) the Company gives at least two business days’ notice of such Alternative Proposal to the Potential Acquirors (such period, the “Notice Period”) and specifies the material terms of such Alternative Proposal, (c) during the Notice Period, the Company engages, or cause its representatives to engage, in good faith negotiations with the Potential

Acquirors and their representatives regarding any changes to the Proposal so that such Alternative Proposal no longer qualifies as a Superior Proposal (the “Negotiations”), and (d) following completion of the Negotiations, the Special Committee determines in good faith that such Alternative Proposal remains a Superior Proposal or (y) in the event that (i) the Company’s cash on its balance sheet (including the Segregated Account) is less than the Reserve Amount and (ii) the Board of Directors of the Company has determined, after consultation with, and taking into account the advice of its legal and professional advisors, that it would be required to terminate this Agreement based upon the exercise of its fiduciary duties. Notwithstanding the foregoing, the Potential Acquirors shall retain their rights and remedies with respect to any breach by the Company of its obligations under this Agreement prior to termination.

7.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

8.

Miscellaneous. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the parties hereto. Counterparts may be delivered via facsimile electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

ASTRA SPACE, INC.

By:	/s/ Axel Martinez
Name:	Axel Martinez
Title:	Chief Financial Officer

CHRIS KEMP

/s/ Chris Kemp
Chris Kemp

ADAM LONDON

/s/ Adam London
Adam London

[Signature Page to Exclusivity Agreement]